

October 27, 2023

Zhilin Li
Interim Chief Financial Officer
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China, 570216

> **Re: China Pharma Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **Response dated October 18, 2023**
> **File No. 001-34471**

Dear Zhilin Li:

We have reviewed your response and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.   We have read your response to prior comment 2. As previously requested, please revise to disclose the extent to which there are explicit contractual provisions regarding the payment of account receivables to you which are contingent on the receipt of payments from state-owned hospitals and local medicine distributors and and to disclose the level of your insight on the receipt of payments by your customer distributors from their state-owned hospitals as indicated in your response. Provide us with a draft of your proposed disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences